Filed under Rule 424(b)(2), File No. 333-213439

Preliminary Pricing Supplement No. 8 - Dated Monday, July 31, 2017 (To: Prospectus dated September 1, 2016 and Prospectus Supplement Dated: May 15, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
92346MAR2	[ ]	100.00%	1.800%	[ ]	Fixed	3.500%	Semi-Annual	08/15/2027	02/15/2018	$17.99	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/15/2018 and any time thereafter with 30 Calendar Days Notice.
92346MAS0	[ ]	100.00%	3.150%	[ ]	Fixed	4.800%	Semi-Annual	08/15/2047	02/15/2018	$24.67	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/15/2022 and any time thereafter with 30 Calendar Days Notice.
Verizon Communications Inc.				Offering Date: Monday, July 31, 2017 through Monday, August 7, 2017							Verizon Communications Inc.
One Verizon Way				Trade Date: Monday, August 7, 2017 @ 12:00 PM ET							Verizon InterNotes ®
Basking Ridge, New Jersey 07920-1097				Settle Date: Thursday, August 10, 2017							Prospectus dated September 1, 2016 and Prospectus
				Minimum Denomination/Increments: $1,000.00/$1,000.00							Supplement Dated: May 15, 2017
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc

Joint Lead Manager and Lead Agent: Incapital

Agents: BofA Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Except for Notes sold to level-fee accounts, Notes offered to the public will be offered at the public offering price set forth in this Pricing Supplement. Agents purchasing Notes on an agency basis for non-level fee client accounts shall purchase Notes at the public offering price. Notes purchased by the Agents for their own account may be purchased at the public offering price less the applicable concession. Notes purchased by the Agents on behalf of level-fee accounts may be sold to such accounts at the applicable concession to the public offering price, in which case, such Agents will not retain any portion of the sales price as compensation.

If the maturity date or an interest payment date for any note is not a business day (as defined in the prospectus supplement), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

The Verizon InterNotes® will be represented by a Master Note in fully registered form, without coupons. The Master Note will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC, as depository, or another depository as may be named in a subsequent pricing supplement.

Recent Developments

On July 27, 2017, we announced our unaudited preliminary results for the second quarter 2017 and the six months ended June 30, 2017. For the second quarter 2017, we reported net income attributable to Verizon of $4.4 billion, or $1.07 per diluted share, compared with net income of $702 million, or $0.17 per diluted share, in the second quarter 2016. For the six months ended June 30, 2017, we reported net income attributable to Verizon of $7.8 billion, or $1.91 per diluted share, compared with net income of $5.0 billion, or $1.23 per diluted share, for the six months ended June 30, 2016. Reported earnings include special items such as actuarial gains or losses arising from the remeasurement of pension and other postretirement benefit plans, severance costs, net gain on sale of divested businesses, gain on sale of spectrum license transaction, acquisition and integration related costs, and early debt redemption costs.

During the second quarter 2017, consolidated operating revenues were $30.5 billion, an increase of 0.1% compared to the second quarter 2016. Consolidated operating revenues for the six months ended June 30, 2017 were $60.4 billion, a decrease of 3.7% compared to the corresponding period in 2016.

Total operating expenses were $22.3 billion in the second quarter 2017 and $44.9 billion for the six months ended June 30, 2017, a decrease of 14.1% and 10.5%, respectively, from the corresponding periods in 2016.

Total operating revenues from our Wireless segment were $21.3 billion for the second quarter 2017 and $42.2 billion for the six months ended June 30, 2017, a decrease of 1.9% and 3.5%, respectively, from the corresponding periods in 2016. Wireless total operating expenses were $13.9 billion for the second quarter 2017 and $27.7 billion for the six months ended June 30, 2017, an increase of 1.4% and a decrease 0.5%, respectively, from the corresponding periods in 2016. Total operating revenues from our Wireline segment were $7.8 billion for the second quarter 2017 and $15.6 billion for the six months ended June 30, 2017, an increase of 1.2% and 0.3%, respectively, from the corresponding periods in 2016. Wireline total operating expenses were $7.7 billion for the second quarter 2017 and $15.3 billion for the six months ended June 30, 2017, a decrease of 6.1% and 5.5%, respectively, from the corresponding periods in 2016.

Cash flows from operating activities were $9.9 billion for the six months ended June 30, 2017, compared with $12.9 billion for the six months ended June 30, 2016. For the six months ended June 30, 2017, net cash used in investing activities was $9.9 billion, including $7.0 billion in capital expenditures, compared with $2.7 billion net cash provided by investing activities for the six months ended June 30, 2016. Net cash provided by financing activities was $1.7 billion for the six months ended June 30, 2016, compared with $17.2 billion net cash used in financing activities for the six months ended June 30, 2016. Our total debt increased by $9.5 billion compared with December 31, 2016, to $117.5 billion at June 30, 2017.